September 30, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Collaborative Investment Series Trust
Issuer CIK: 0001719812
Issuer File Number: 333-221072/811-23306
Form Type: 8-A12B
Filing Date: September 30, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Rareview Bloomberg Commodity Index ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications